SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tapinator, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

876037 102
(CUSIP Number)

December 28, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876037 102	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Khurram Shahzad Samad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pakistan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,646,445
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 7,646,445
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,646,445
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 876037 102	13G	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Tapinator, Inc., a Delaware corporation (the "Company").

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) amends and supplements the Schedule 13G previously filed by Khurram Shahzad Samad (the “Reporting Person”) with the Securities and Exchange Commission on April 30, 2018 relating to the common stock, par value $0.001 per share (the “Common Stock”), of the Company.

Unless otherwise indicated, all capitalized terms in this Amendment No. 1 have the meanings set forth for such terms in the Schedule 13G. Except as set forth herein, this Amendment No. 1 does not supplement, restate, amend or modify any of the information previously reported in the Schedule 13G.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 110 West 40th St., Suite 1902, New York, New York 0018.

Item 2(a).	NAME OF PERSON FILING:

This statement is being filed by Khurram Shahzad Samad.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Reporting Persons is: 14D, L Block Gulberg 3 Lahora, Pakistan 54810

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value.

Item 2(e).	CUSIP NUMBER:

876037 102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

CUSIP No. 876037 102	13G	Page 4 of 5 Pages

Item 4.	OWNERSHIP.

On December 28, 2018,the Company entered into a Games Revenue Share and Stock Repurchase Agreement (the “Agreement”) with TapGames, a Pakistani registered firm (“TapGames”), the Reporting Person, Rizwan Yousuf and Tap2Play, LLC, a Colorado limited liability company, whereby the Company repurchased 7,646,446 shares (the “Repurchased Shares”) of the Company’s Common Stock from the Reporting Person.

In consideration for the Repurchased Shares, the Company agreed to share all revenue net of any and all third-party platform fees generated from the Company’s Rapid Launch Games identified in the Agreement with TapGames, an entity in which the Reporting Person has an equity interest. Pursuant to the terms of the Agreement and effective as of January 1, 2019, 60% of all such revenue will be paid to TapGames with the Company retaining the remaining 40%.

The Company will retire and cancel the Repurchased Shares.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 87,979,526 shares of Common Stock issued and outstanding as of January 2, 2019 after giving effect to the cancellation of the Repurchased Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

The Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 876037 102	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 2, 2019

/s/ Khurram Shahzad Samad
Khurram Shahzad Samad